# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlackRock ETF Trust - iShares International Country Rotation Active ETF, CIK 0001761055
CUSIP: 09290C764
Title of class of securities: Common Stock - ETF
Address of issuer's principal executive offices: 100 BELLEVUE PARKWAY, WILMINGTON, Delaware (DE), 19809
Date of event which requires filing of this statement: 02/28/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-005336
Filed by CIK 0001318011

## Reporting persons
- Weil Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 247,975; shared voting power 0; sole dispositive power 247,975; shared dispositive power 0; aggregate amount beneficially owned 247,975 (48.536208% of the class)

## Item 1. Issuer
Name of issuer: BlackRock ETF Trust - iShares International Country Rotation Active ETF
Address of issuer's principal executive offices:
100 BELLEVUE PARKWAY, WILMINGTON, DELAWARE
19809

## Item 2. Person Filing
Name of person filing: Weil Company, Inc.
Address of principal business office or, if none, residence:
11236 EL CAMINO REAL
SUITE 200
SAN DIEGO, California
92130
Citizenship: Weil Company, Inc. - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 247,975
Percent of class: 48.536208
Sole power to vote or to direct the vote: Weil Company, Inc. - 247,975
Shared power to vote or to direct the vote: Weil Company, Inc. - 0
Sole power to dispose or to direct the disposition: Weil Company, Inc. - 247,975
Shared power to dispose or to direct the disposition: Weil Company, Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Weil Company, Inc.: Laura Sword, Laura Sword/CFO/CCO (03/04/2026)